

November 20, 2019

Lynda Chervil
Chief Executive Officer
Internet Sciences Inc.
275 Madison Avenue, 6th Floor
New York, NY 10016

> **Re: Internet Sciences Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted November 8, 2019**
> **CIK No. 0001720286**

Dear Ms. Chervil:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS submitted November 8, 2019

Description of Business, page 19

1. Refer to your response to comment 4. We note that you removed references to planned acquisitions from the MD&A section, but disclosure remains in the business section that through planned acquisitions in the United Kingdom you expect to reach a broad base of existing clients across Continental Europe. Disclose any planned acquisitions in detail, including the material events or steps involved, the associated costs and timelines, how you intend to fund such acquisitions, and the inherent risks and uncertainties. To the extent you do not have current plans to make acquisitions, remove the references to planned acquisitions.

Financial Statements & Exhibits, page F-1

2. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

You may contact Aamira Chaudhry at 202-551-3389 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Ronald McIntyre